Exhibit 99.1

 Origin Agritech Limited Reports Unaudited Financial Results for the Six Months
                              Ended June 30, 2006

         Net Income Rises to $13.5 Million on Revenues of $65.3 Million

    SAN DIEGO & BEIJING--(BUSINESS WIRE)--Nov. 27, 2006--Origin Agritech Limited (NASDAQ: SEED) ("Origin"), a vertically-integrated supplier of hybrid crop seeds in China, today announced unaudited financial results for the six-months ended June 30, 2006. These results include, on a consolidated basis, the results of Denong Zhengcheng Seed Company, Ltd. ("Denong"), a developer, producer, and marketer of rice, cotton, and rape seed hybrids in the southwest region of China in which Origin owns approximately 95% equity interest. Origin prepares its financial statements in accordance with generally accepted accounting principles of the United States.

    FINANCIAL RESULTS

    For the six-months ended June 30, 2006, Origin reported net revenues of $65.3 million, compared to net revenues of $25.2 million for the same period in 2005. This increase was primarily due to the continued expansion of Origin's business, as evidenced by, among other factors, the delivery of 43.4 million kilograms of crop seed between July 2005 and June 2006 without taking into account the delivery by Denong, a 16.8% increase over the 37.1 million kilograms of seed delivered during the period between July 2004 and June 2005; the recognition of $22.8 million in deferred revenues during the six months ended June 30, 2006 as compared to the recognition of $4.6 million of deferred revenue in the comparable prior year period; and the inclusion of $19.2 million of revenue contributed by Denong in the six-month period ended June 30, 2006.

    Gross profit for the six-months ended June 30, 2006 increased to $20.0 million, up 110.7% from $9.5 million for the same period in 2005. Gross margin for the six months ended June 30, 2006 was 30.6% compared to 37.7% in the same period in 2005. This decline was the result of the inclusion of the results of Denong, the gross margin of which was 14.8% for the six months ended June 30, 2006.

    Total operating expenses for the six months totaled $8.5 million, an increase of 112.0% from $4.0 million reported for the same period in 2005. Specifically:

    -- General and administrative expenses for the six months ended June 30, 2006 were $2.7 million, an increase of 52.2% from $1.8 million for the same period in 2005. This increase is primarily due to the inclusion of $0.7 million of general and administrative expenses attributable to Denong.

    -- Selling and marketing expenses for the six months ended June 30, 2006 increased by 160.9% to $4.7 million from $1.8 million for the same period in 2005. This increase is primarily due to the inclusion of $1.5 million in selling expenses related to Denong. Additionally, transportation fees increased by $0.50 million as a result of a higher volume of goods delivered, and advertising expenses rose by $0.3 million.

    -- Research and development ("R&D") expenses for the six-months ended June 30, 2006 were $1.1 million, an increase of 149.1% from $0.4 million for the same period in 2005. This increase is primarily due to the increase of $ 0.3 million of R&D expenses of Origin and to the inclusion of $ 0.4 million of R&D expenses related to Denong.

    Operating income for the six-months ended June 30, 2006 rose
109.8% to $11.5 million from $5.5 million for the same period in 2005.

    Net income for the six months ended June 30, 2006 was $13.5 million, or $0.57 per diluted share on approximately 23.9 million shares outstanding, an increase of 160.9% from $5.2 million, or $0.52 per diluted share on a weighted average basis on approximately 10.0 million shares outstanding, for the same period in 2005.

    ADDITIONAL BUSINESS HIGHLIGHTS

    As previously announced, Origin and its affiliates experienced a number of material business developments since the beginning of 2006, including:

    -- On January 24, 2006 Beijing Origin Seed Limited ("Beijing Origin"), a subsidiary of Origin, acquired a 52.21% controlling interest in Denong. On October 18, 2006, Beijing Origin acquired an additional 42.42% equity interest in Denong, bringing its total ownership to approximately 95% for which it paid approximately $6.2 million in cash.

    -- On January 24, 2006, Beijing Origin and Jilin Jinong Hi-tech Limited ("Jinong") jointly established Jilin Changrong High-tech Seed Limited, or Jilin Changrong, with Beijing Origin owning 33.5% of Jilin Changrong. Jilin Changrong engages in the research, development, production, sale and distribution of hybrid corn seed in the northeast region of China.

    -- On June 8, 2006, Beijing Origin entered into an agreement with Wanmeng Investment Limited to acquire an additional 19% equity interest in Biocentury Transgene (China) Co., Ltd ("Biocentury"). The transaction was approved by the relevant government authorities on October 19, 2006. Together with the 15% equity interest previously acquired, Beijing Origin currently owns 34% of Biocentury. Biocentury is one of the leading biotechnology companies in China focused on producing precursors for the genetically modified seed industry.

    CONFERENCE CALL

    Origin will host a conference call today at 9:00 am Eastern Time to discuss these results. Interested parties may participate in the call by dialing (888) 751-6344 (Domestic) or (706) 679-3079
(International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available until 11:59 pm Eastern Time December 4, 2006. Listeners may dial (800) 642-1687 (Domestic) or (706) 645-9291 (International) and use the code 2917002 for the replay. In addition, to the conference call will broadcast live over the internet. To listen to the live call on the internet, please go to http://audioevent.mshow.com/314852/ at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until December 27, 2006.

    ABOUT ORIGIN

    Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and Sichuan provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced two new proprietary corn hybrids to the market. In 2005 Origin had three new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office in China. Origin anticipates that it will introduce close to 49 new proprietary products into the Chinese government testing and approval cycle in 2006.

    FORWARD LOOKING STATEMENT

    Any forward looking statements contained in the press release may fall within the definition of "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. These risks are detailed in Origin's filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.



                CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except share data)

                                            Six months ended June 30,
                                            --------------------------
                                                2005          2006
                                            ------------  ------------
                                                US$           US$
                                            (unaudited)   (unaudited)

Revenues                                         25,198        65,331
Cost of revenues                                (15,700)      (45,317)
                                            ------------  ------------
Gross profit                                      9,498        20,014
                                            ------------  ------------

Operating expenses:
  Selling and marketing                          (1,813)       (4,731)
  General and administrative                     (1,751)       (2,665)
  Research and development                         (435)       (1,083)
                                            ------------  ------------
Total operating expenses                         (3,999)       (8,479)
                                            ------------  ------------
Other operating income
                                            ------------  ------------
Income from operations                            5,499        11,535
Interest expense                                   (193)         (349)
Equity in earnings of associated company            102         1,758
Interest income                                      36           871
Other income                                          2           371
                                            ------------  ------------
Income before income taxes and minority
 interests                                        5,445        14,186
Income tax expense:
  Current                                          (189)         (117)
  Deferred                                           10            96
                                            ------------  ------------
Income tax expense                                 (179)          (21)
                                            ------------  ------------
Income before minority interests                  5,266        14,165
Minority interests                                  (80)         (631)
                                            ------------  ------------
Net income                                        5,186        13,534
                                            ============  ============
Net income per share-basic                         0.52          0.58
                                            ============  ============
Shares used in calculating basic net income
 per share                                   10,000,000    23,453,077

Net income per share-diluted                       0.52          0.57
                                            ============  ============
Shares used in calculating diluted net
 income per share                            10,000,000    23,877,911
Cash dividend per share                            0.73             -
                                            ============  ============




                     CONSOLIDATED BALANCE SHEETS
                            (In thousands)

                                             As of          As of
                                          December 31      June 30
                                         -------------- --------------
                                              2005           2006
                                         -------------- --------------
                                              US$            US$
Assets                                     (audited)     (unaudited)
Current assets:
  Cash and cash equivalents                     29,471          7,183
  Held-to-maturity investments, at
   amortized cost                                              25,071
  Accounts receivable                                           1,937
  Due from related parties                         418            991
  Advances to suppliers                          4,786          1,816
  Advances to growers                                -            955
  Inventories                                   44,077         39,163
  Income tax recoverable                           417            328
  Prepaid expenses and other current
   assets                                        1,280          3,708
                                         -------------- --------------
Total current assets                            80,449         81,152
                                         -------------- --------------
Land use rights, net                             2,059          2,129
Plant and equipment, net                        13,010         15,597
Long-term investments                            2,086          5,018
Goodwill                                                        1,363
Due from related parties-long term                                813
Acquired intangible assets, net                    592          4,032
Deferred income tax assets                          41            469
Other assets                                       744            173
                                         -------------- --------------
Total assets                                    98,981        110,746
                                         ============== ==============

Liabilities, minority interests and
 shareholders' equity
Current liabilities:
  Short-term borrowings                          7,807         13,293
  Accounts payable                               3,572          7,413
  Due to growers                                 8,203              -
  Due to related parties                           240          1,531
  Advances from customers                       12,731         15,512
  Deferred revenues                             22,501            590
  Income tax payable                             4,864          4,889
  Other payables and accrued expenses            1,993          2,986
                                         -------------- --------------
Total current liabilities                       61,911         46,214
                                         -------------- --------------
Long-term borrowings                               233            235
Other long-term liability                          356            484
                                         -------------- --------------
Total liabilities                               62,500         46,933
                                         -------------- --------------
Minority interests                                 401          2,350
Commitments and contingencies
Shareholders' equity:
Preferred stock (no par value, 1,000,000
 shares authorized; none issued)
Common stock (US$1 par value; 10,000
 shares authorized, issued and
 outstanding in 2004; no par value;
 60,000,000 shares authorized,
 18,203,193 shares issued and
 outstanding in 2005, and 23,453,077
 shares issued and outstanding in 2006)              -              -
  Additional paid-in capital                    30,494         42,466
  Retained earnings                              5,634         19,222
  Accumulated other comprehensive loss             (48)          (225)
                                         -------------- --------------
Total shareholders' equity                      36,080         61,463
                                         -------------- --------------
Total liabilities, minority interests
 and shareholders' equity                       98,981        110,746
                                         ============== ==============

    CONTACT: Origin Agritech Limited
             Jeff Wang, Chief Financial Officer, 0086-10-5890-7518 or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608
             or
             Richard D. Propper, MD, 619-795-4627